Exhibit 99.1
Press Release

FOR IMMEDIATE RELEASE

LABOPHARM PROVIDES UPDATE ON
STRATEGIC REVIEW PROCESS

LAVAL, Quebec (April 29, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today provided an update on its previously announced strategic review process, which the Board of Directors, in conjunction with senior management, has undertaken with the objective of  maximizing shareholder value.

The Board and management are currently engaged in reviewing the Company’s technologies, products and product candidates to determine the appropriate path forward for each of its assets, including consideration of opportunities to monetize the Company’s approved products.  Labopharm believes that its INTELLITAB™ and POLYMERIC NANO-DELIVERY SYSTEMS™ (PNDS™) technology platforms could have potential in their respective fields of application and are evaluating strategies to capitalize on these assets.  As part of the strategic review process, Labopharm is also exploring potential business combinations that could create value for shareholders.  There can be no assurance, however, that these actions will result in any specific transaction.

As previously announced, as a first step in the review process, Labopharm reduced its workforce in March 2011 and the Company continues to focus on expense management and opportunities for further cost reductions, while continuing to support its ongoing operations.

Following a review of the OLEPTRO™ commercialization effort in the U.S., Labopharm has entered into discussions with Gruppo Angelini (Angelini), its partner in Angelini Labopharm, the joint venture established by the two companies to commercialize OLEPTRO™ in the U.S., with the objective of restructuring its agreement with Angelini to further preserve capital.

“Although we continue to believe that OLEPTRO™ is a valuable product for the treatment of depression, we feel it is in the Company’s best interest to come to an agreement with Angelini that allows us to preserve our cash,” said Mark D’Souza, President and Chief Executive Officer, Labopharm Inc.

Labopharm is also reviewing OLEPTRO™ for all territories outside the U.S.  To date the Company has not partnered OLEPTRO™ outside the U.S. and pending the outcome of the strategic review, as well as the outcome of the aforementioned discussions with Angelini, Labopharm is not pursuing discussions to commercialize OLEPTRO™ in Canada.  Labopharm expects to provide a further update with respect to OLEPTRO™ following conclusion of the discussions with Angelini.

About Labopharm Inc.

Labopharm is focused on realizing value from its commercialized products and creating additional value by leveraging its emerging technology platforms to develop increasingly differentiated products.  For more information, visit www.labopharm.com.

This press release contains forward-looking statements within the meaning of applicable Canadian Securities legislation and U.S. Securities laws, including statements regarding opportunities to monetize the Company’s approved products, statements related to potential business combinations, statements concerning OLEPTRO™ in the United States, statements concerning the restructuring of the joint venture with Gruppo Angelini  in the United States, statements concerning OLEPTRO™ for all territories outside the US, and statements concerning the Company’s pipeline of product candidates, including future opportunities based on the Company’s PNDS™ and INTELLITAB™ platforms, which reflect Labopharm's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond Labopharm’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to Labopharm’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of Labopharm’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of Labopharm’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, Labopharm undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™, INTELLITAB™, POLYMERIC NANO-DELIVERY SYSTEMS™ and PNDS™ are trademarks of Labopharm Inc.

For more information, please contact:

At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com